UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JUNE 29th, 2015

DATE, TIME, AND PLACE:

June 29th, 2015, at 10 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totally of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors; Messrs; Conrado Engel, José de Paiva Ferreira; and José Antonio Alvarez Alvarez, through videoconference – Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mses. Viviane Senna Lalli and Marília Artimonte Rocca – Independent Directors. Also attended the meeting, as a guest, Mr. José Maria Nus Badía. Also attended the meeting Mr. Angel Santodomingo Martell e Carlos Rey de Vicente, Vice-President Executive Officers of the Company.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Ms. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA:

(a) To know the Living Will Plan of the Banco Santander; and (b) To know the financial statements results of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

(a)        Knew, under the favorable recommendation of the Audit Committee and the Risks Committee, the contents of the document called Recovery Plan 2015 (“Living Will”) of Santander Brasil, which will be integrated into the Recovery Plan 2015 of Santander´s Group, as required by international regulations and sent to inform the Central Bank of Brazil;

It is recorded that the Company’s Vice-President Executive Officer, Mr. Antonio Pardo de Santayana Montes, attended the meeting to provide clarification on items (a) of the Agenda.

(b)        Knew the financial statements results of the Company.

It is recorded that the Company’s Vice-President Executive Officer, Mr. Carlos Rey de Vicente, attended the meeting to provide clarification on items (b) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, June 29th, 2015. Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez - Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mses. Viviane Senna Lalli and Marília Artimonte Rocca - Independent Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer